Exhibit 99.1

Date: 17 November 2023 Public Announcement (Nasdaq: IXHL) (ASX: IHL)

Computershare will be appointed US Transfer Agent and Registrar to facilitate
Transfer Capabilities for Nasdaq-listed shares

Melbourne, Australia, 17 November 2023 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex Australia’) is pleased to announce that Incannex Healthcare Inc. (‘Incannex US’), which will become Incannex Australia’s new parent company upon implementation of schemes of arrangement, intends to appoint Computershare Trust Company, N.A. (‘Computershare’) as its US transfer agent and registrar upon implementation of the schemes of arrangement. Computershare will be appointed to use its intuitive management platform to facilitate a seamless transition from ASX to Nasdaq for security holders of Incannex Australia upon implementation of schemes of arrangement that have been approved by security holders and an Australian federal court.

Security holders of Incannex Australia are required to open an online account with Computershare, input their holding and identification details, permitting them direct access to their holding/s.

Key Features of Computershare Platform

●	Trade, Transfer, and Manage: Computershare’s online platform empowers shareholders to trade, transfer, and effectively manage their positions efficiently.

●	Buy and Sell shares of Incannex US: Shareholders will have the convenience of buying and selling shares of Incannex US directly through the online platform.

●	Transfer to Preferred Broker: Additionally, shareholders can effortlessly transfer their holdings to their preferred broker account through Computershare.

Computershare has also been engaged to provide extensive technical and management support to shareholders of Incannex Australia throughout the transition of their holdings from ASX to Nasdaq. A dedicated telephone support hotline has been established to troubleshoot any account opening or management issues that security holders may experience. Appendix 1 on the final page of this announcement provides relevant contact details.

Indicative Timeline upon Implementation of Schemes

28 November: Incannex US’s shares of common stock are expected to list on Nasdaq with trading commencing within 2-3 days as shares are balanced on the Nasdaq open market.

04 December: Holding statements for shareholders are generated:

●	Statements will be produced in the Computershare system for all registered shareholders.

●	The statement file will be provided directly from Computershare to shareholders, this statement is required to open and access your shares online.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: 17 November 2023 Public Announcement (Nasdaq: IXHL) (ASX: IHL)

05 December: Holding statements are dispatched:

●	US addressed shareholders will receive statements via First Class Mail (USPS).

●	Australian addressed shareholders will first have statements sent via courier from the United States to Australia.

07 December: Anticipated arrival of statements in Australia, then to be dispatched to all Australian shareholders via an express service to shareholders. Upon receipt of the statements, shareholders will be required to follow the “Accessing Investor Center Shareholder Account” guide provided by mail and/or email.

This announcement has been approved for release to ASX by the Incannex Australia’s Board of Directors.

END

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. Incannex holds 20 granted patents and over 30 pending patent applications.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 2 | 4

Date: 17 November 2023 Public Announcement (Nasdaq: IXHL) (ASX: IHL)

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited and Incannex Healthcare Inc.

Mr Joel Latham

Chief Executive Officer

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 3 | 4

Date: 17 November 2023 Public Announcement (Nasdaq: IXHL) (ASX: IHL)

Appendix 1: Resolutions to Technical Difficulties

For shareholders that encounter difficulties in accessing their online account, please ring the following dedicated support line:

+1 888-729-5707 – Toll Free Number

+1 781-575-2072 – Local/DID Number

Other Steps to Resolve Access Issues:

PIN Code Delay (if waiting for a PIN code by mail):

Shareholders can email IssuerSupport@computershare.com to request a PIN code to be sent directly to the shareholder’s email. Note that this process takes 3-4 business days and requires prior online registration.

Example Email: To: issuersupport@computershare.com

Subject: Incannex (IXHL)– Email PIN Code Authorization – C***#### Body: Hello, please email the PIN code to shareholdersemail@XXXXX.com for the account C***####.

Assistance with Online Access:

In cases where a shareholder has attempted to contact the dedicated line without success, the shareholder can request direct assistance from Computershare:

Example Email: To: issuersupport@computershare.com Subject: Incannex (IXHL) – Shareholder Assistance Needed – C***#### Body: Hello, please reach out to Mr. Shareholder to assist in setting up their online investor center account. shareholdersemail@gmail.com, Shareholder Phone #, and Shareholder’s timezone for the account C***####.

Please note: The second option should be utilized as a last resort if a shareholder has already tried the dedicated line and is still unable to access their account.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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